JPMorgan Double Short Treasury ETNs report

The table below summarizes certain data related to the JPMorgan Double Short US Long Bond Treasury Futures ETN and the JPMorgan Double Short US 10 Year Treasury Futures ETN (the "Notes" or the "ETNs").

The column labeled "Reset Exposure Amount" will be populated if the next trading day is a Reset Date and will reflect the Reset Exposure Amount that will be in effect at the close of trading on the next trading day.

Product Name	CUSIP	Ticker	Date	Number of Notes ('000's)	Closing Note Value	Current Exposure Amount	Is the next trading day a Reset Date ("YES" or "NO")?	Reset Exposure Amount for next Reset Date
JPMorgan Double Short US Long Bond Treasury Futures ETN due September 30, 2025	46634X864	**DSTJ**	10/6/2010	100	**$49.319**	100.68	NO	
JPMorgan Double Short US 10 Year Treasury Futures ETN due September 30, 2025	46634X823	**DSXJ**	10/6/2010	100	**$49.504**	100.49	NO	

The ETNs are senior unsecured obligations of JPMorganChase & Co. and accordingly, are exposed to the credit risk of JPMorgan Chase & Co.

Definitions:
"Number of Notes" means the total number of Notes, shown in thousands, that have been issued, including those held by JPMorgan Chase & Co or one of its affiliates.
"Closing Note Value" means the closing value of the ETNs as of the date of this report, as more fully described in the relevant Pricing Supplement.
"Current Exposure Amount" means the current dollar exposure of the ETNs to the Index, provided as a positive number, as of the date of this report, as more fully described in the relevant Pricing Supplement.
"Reset Exposure Amount" means the new dollar exposure, provided as a positive number, the ETN will have to the Index at the close of a Reset Date as more fully described in the relevant Pricing Supplement. The column labeled "Reset Exposure Amount" will be populated if the next trading day is a Reset Date and will reflect the Reset Exposure Amount that will be in effect at the close of trading on the next trading day

October 6, 2010